SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

             BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV
                         A DELAWARE LIMITED PARTNERSHIP
                          (Name of the Subject Company)

              BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P.IV
                         A DELAWARE LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                                      UNITS
                         (Title of Class of Securities)

                                    100650209
                      (CUSIP Number of Class of Securities)

                              Renate Harrison, Esq.
                             c/o MMA Financial, LLC
                                 101 Arch Street
                                Boston, MA 02110
                                 (617) 439-3911
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              Joseph T. Brady, Esq.
                                Nixon Peabody LLP
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 345-1000




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

  Item 1. Subject Company Information

         The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partners of the Partnership are Arch Street VIII, Inc., a Massachusetts corporation and Arch Street IV Limited Partnership, a Massachusetts limited partnership (together, the "General Partner") with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The telephone number of the principal executive offices of the subject company and its General Partner is (617) 439-3911.

         The title of the class of equity securities to which this statement relates is the Partnership's Units ("Units"), representing units of limited partnership interests in the Partnership. There are currently 68,043 Units issued and outstanding, held by 3,464 limited partners.

 Item 2. Identity and Background of Filing Person

         The name and address of the Partnership, which is the subject company and the person filing this statement, are set forth in Item 1 above.

         This Schedule 14D-9 relates to the offer by Anise, L.L.C., a Missouri limited liability company (the "Purchaser"), to purchase up to 17,000 issued and outstanding Units at a price of $53 per Unit, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase Units in the Partnership, dated October 20, 2004, as it may be supplemented, modified or amended from time to time (the "Anise Offer").

         Based on the information provided by the Purchaser in the Anise Offer, the address of the Purchaser's principal executive offices is 1001 Walnut, Kansas City, Missouri 64106.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         Except as described below, to the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Purchaser, its executive officers, directors or affiliates.

         On or about September 28, 2004, the Purchaser commenced litigation against the Partnership, Boston Financial Tax Credit Fund Plus, a Limited Partnership ("Plus"), and their purported general partners (collectively, the "defendants") in Clay County, Missouri, claiming that defendants were tortiously interfering with the Purchaser's contracts (1) with the American Partnership Board ("APB") to purchase 500 units in the Partnership on or about April 22, 2004; and (2) with GMAC Mortgage Corp. ("GMAC") to purchase 856 units in Plus on or about July 1, 2004. The Purchaser sought immediate injunctive relief compelling defendants to register the unit transfers and accept Anise as a substitute limited partner, because the APB and GMAC would allegedly terminate their agreements to sell units to Anise if the registrations had not been processed by October 1, 2004. At the same time, the Purchaser moved to consolidate this case with another case pending in Clay County, Missouri against certain of the defendants, Park G.P., Inc. v. Boston Financial Qualified Housing Tax Credits L.P. IV, et al., Case No. CV104-005765CC. Park G.P. and Anise are managed by the same management company and have retained the same attorneys to represent them.

           By October 1, 2004, the foregoing unit transfers were registered, as acknowledged by the Purchaser. See Anise Offer at page 15. Defendants believe this moots the issues presented in the Purchaser's Verified Petition. Because the Purchaser is refusing to dismiss the litigation, however, the defendants plan to answer or otherwise respond to the Verified Petition on or before November 9, 2004.


Item 4. The Solicitation or Recommendation

         Following the receipt of the terms of the Anise Offer, the General Partner reviewed and considered the offer on behalf of the Partnership. For the reasons stated below, the General Partner is not making a recommendation regarding the Anise Offer, is expressing no opinion and is remaining neutral with respect to the Anise Offer:

- In June of 1998, the General Partner was informed that the Local General Partner of Bentley Court II, L.P., in which the Partnership owns a limited partnership interest, was indicted on various criminal charges and pled guilty on certain counts. The General Partner replaced the Local General Partner and the site management company. Furthermore, an IRS audit of the 1993 tax return for the Local Limited Partnership questioned the treatment of certain items and made findings of non-compliance in 1993. The IRS then expanded the scope of the audit to include the 1994 and 1995 tax returns. As a result, the IRS disallowed the property's Tax Credits for each of these years. On behalf of the Partnership, the General Partner retained counsel to appeal the IRS's findings in order to minimize the loss of Tax Credits. This administrative appeal has been unsuccessful to date and the IRS continues to take the position of disallowing Tax Credits for 1993, 1994 and 1995 - a total of approximately $2,562,000, or $38 per Unit, not including interest. In addition, the Local General Partner received formal notification that the IRS was expanding its claims to recapturing approximately $500,000 of Tax Credits deducted in 1990, 1991 and 1992, or $7 per Unit, not including interest. It is possible that the IRS will further expand its claims for additional amounts with respect to other years. The General Partner is currently considering its options including an appeal in Federal Court and possible settlement with the IRS. Absent further litigation or a settlement, it is anticipated that the IRS will contact Limited Partners directly for any adjustments that need to be made to returns for those years. It is possible that the General Partner may decide to use Partnership Reserves or sell the Bentley Court property to generate proceeds that may be used in connection with the tax liabilities described above.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

- If the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Anise Offer is fair.

- Limited Partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Anise Offer.

- As the market for the Units is an illiquid market, the Anise Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

     Neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender or sell the Units that are held of record or beneficially owned by them pursuant to the Anise Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

      Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on its behalf concerning the Anise Offer.

Item 6. Interest in Securities of the Subject Company

      Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries affiliates have affected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) No negotiation is being undertaken by the Partnership in response to the Anise Offer, which relates to or would result in: (1) a tender offer for or other acquisition of securities by or of the Partnership; (2) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (3) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Anise Offer that relates to or would result in one or more of the matters referred to in item 7(a).


Item 8. Additional Information

     None.

Item 9. Exhibits

1.   Recommendation

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2004

                BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV

                By:      Arch Street VIII, Inc., its general partner

                By:      /s/ Michael H. Gladstone
                         -----------------------------------
                         Name: Michael H. Gladstone
                         Title: Vice President


                By:      Arch Street IV Limited Partnership, its general partner

                By:      Arch Street VIII, Inc., its general partner

                By:      /s/ Michael H. Gladstone
                         ----------------------------------
                         Name: Michael H. Gladstone
                         Title: Vice President






















               BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                                 101 Arch Street
                                Boston, MA 02110

                                                               November 5, 2004

Dear Limited Partner:

         As you are aware, a bidder has made an offer to purchase units representing units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credits L.P. IV, a Massachusetts limited partnership (the "Partnership").

         Anise, L.L.C., a Missouri limited liability, has made an offer (the "Anise Offer") to purchase Units for a cash purchase price of $53 per Unit, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 17,000 Units of Limited Partnership Interests in Boston Financial Qualified Housing Tax Credits L.P. IV," dated October 20, 2004.

         The General Partner is making no recommendation, is expressing no opinion and is remaining neutral with respect to the Anise Offer. Although the General Partner is not making a recommendation with respect to the Anise Offer, the General Partner believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Anise Offer:

- In June of 1998, the General Partner was informed that the Local General Partner of Bentley Court II, L.P., in which the Partnership owns a limited partnership interest, was indicted on various criminal charges and pled guilty on certain counts. The General Partner replaced the Local General Partner and the site management company. Furthermore, an IRS audit of the 1993 tax return for the Local Limited Partnership questioned the treatment of certain items and made findings of non-compliance in 1993. The IRS then expanded the scope of the audit to include the 1994 and 1995 tax returns. As a result, the IRS disallowed the property's Tax Credits for each of these years. On behalf of the Partnership, the General Partner retained counsel to appeal the IRS's findings in order to minimize the loss of Tax Credits. This administrative appeal has been unsuccessful to date and the IRS continues to take the position of disallowing Tax Credits for 1993, 1994 and 1995 - a total of approximately $2,562,000, or $38 per Unit, not including interest. In addition, the Local General Partner received formal notification that the IRS was expanding its claims to recapturing approximately $500,000 of Tax Credits deducted in 1990, 1991 and 1992, or $7 per Unit, not including interest. It is possible that the IRS will further expand its claims for additional amounts with respect to other years. The General Partner is currently considering its options including an appeal in Federal Court and possible settlement with the IRS. Absent further litigation or a settlement, it is anticipated that the IRS will contact Limited Partners directly for any adjustments that need to be made to returns for those years. It is possible that the General Partner may decide to use Partnership Reserves or sell the Bentley Court property to generate proceeds that may be used in connection with the tax liabilities described above.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

- If the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Anise Offer is fair.

- Limited Partners who tender their Units could recognize a taxable gain upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Anise Offer.

- As the market for the Units is an illiquid market, the Anise Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

         A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Anise Offer. Limited partners are advised to carefully read the
Schedule 14D-9.

     Should you have any questions concerning Anise Offer, please call our Portfolio Services Team at 1-800-823-4828 between 9am and 5pm Central Time.

                                                     Sincerely,

                         BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV